Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

June 4, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer and Celeste M. Murphy

Re:	Progenity, Inc.
Registration Statement on Form S-1
Filed May 27, 2020
File No. 333-238738

Ladies and Gentlemen:

On behalf of Progenity, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 2, 2020 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1, filed on May 27, 2020. The Staff’s comments are set forth below, followed by the corresponding responses. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. The page references in our response correspond to the page numbers of Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed today.

Financial Statements

March 31, 2020+

Note 4. Revenue, page F-51

1.	With regard to your response to comment one, please explain to us:

•	why you believe the settlement with the Department of Justice and the State Attorney Generals to be paid represents revenue from a contract with a customer and not an expense; and

•	why the total settlement amount that is accrued as a liability should not be stated separately on the balance sheet pursuant to Rule 5-02.20 of Regulation S-X.

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U.S. Securities and Exchange Commission

June 4, 2020

Please refer to authoritative literature that supports your presentation and classification. In addition, provide us:

•	your basis for classifying the settlements with Cigna, Aetna, and United Health as revenue;

•	your basis for not separately stating the related liabilities on the balance sheet pursuant to Rule 5-02.20 of Regulation S-X; and

•	the components of the $36,494,000 presented on the table of Contractual Obligations and explain what settlements were included and why some of the settlements were excluded, if true.

We acknowledge the Staff’s comment and the Company advises the Staff that it considered the guidance in Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) when determining the classification of the settlement with the Department of Justice and the State Attorney Generals as revenue from a contract with a customer in its consolidated statements of operations. This approach is consistent with the guidance provided by the American Institute of Certified Public Accountants Healthcare Entities Revenue Recognition Task Force, which applies ASC 606 to the healthcare industry. The healthcare industry accounts for funds it receives from a government agency on behalf of a patient to whom it provides services by applying the guidance in ASC 606. Although the patient is the customer under ASC 606, the payments the government makes on the patient’s behalf are considered payments for the services provided to the patient. The Company believes the settlement relates to payments the government made on behalf of the Company’s customers and therefore represents variable consideration related to contracts with our customers under ASC 606.

The Company refers the Staff to its disclosure in Note 4, Revenue on Page F-52, which explains that “[v]ariable consideration includes reimbursement from healthcare insurers, government payors, and patients and is adjusted for estimates of disallowed cases, discounts, and refunds using the expected value approach.” In the healthcare industry, the amount of revenue earned under arrangements with government health benefit programs (for example, Medicare) is determined under complex rules and regulations that subject the Company to the potential for retrospective adjustments or recoupments in future years. As a result, revenue from contracts with patients that are paid by a government payor, such as Medicare, typically contain a variable consideration element that requires healthcare providers to estimate the cash flows ultimately expected to be received for services provided. These estimates consider adjustments associated with, among others, regulatory reviews, future program audits, billing reviews, investigations or other proceedings (referred to as recoupments). These recoupments are determined by governmental agencies (such as the Office of Inspector General or Department of Justice) in connection with amounts paid by the Centers for Medicare & Medicaid Services. Accordingly, the consideration and related recoupments from providing services to beneficiaries of government health benefit programs were determined to represent variable consideration under ASC 606-10-32-5.

U.S. Securities and Exchange Commission

June 4, 2020

In determining whether the settlement with the Department of Justice and the State Attorney Generals represents a reduction of revenue or an expense, the Company also considered the guidance in ASC 606 regarding consideration payable to a customer. ASC 606-10-32-25 states that an entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity.

The Company refers the Staff to its disclosure in Note 9, Commitments and Contingencies on Page F-59, which explains that the settlement with the Department of Justice and State Attorney Generals is the result of an investigation related to discontinued legacy billing practices for (1) non-invasive prenatal testing and microdeletion tests and (2) for the provision of potential kickbacks or inducements to physicians and patients. In other words, the settlement pertains to (1) alleged overpayments for non-invasive prenatal testing and microdeletion tests and (2) higher volume of tests that should not have been billed to and paid by the government health benefit programs due to the alleged kickbacks or inducements to physicians and patients. The Company does not believe the settlement payment is for a service distinct from the services provided by the Company to patients under government health benefit programs. Accordingly, the Company determined the settlement to be a recoupment of revenue and classified it as a reduction of revenue.

As it relates to settlements with other commercial payors, such as Cigna, Aetna, and United Health, the Company considered the same authoritative literature as referenced above for revenue associated with government health benefit programs. Specifically, Cigna alleged damages related to violations of contract terms. Aetna and United Health made certain allegations regarding the Company’s past billing practices. In each case, the settlement pertains to allegations of overpayments for services provided to the respective insurance company’s members under arrangements that include variable consideration. Additionally, the settlement payments are not for services distinct from the services provided by the Company to patients covered by commercial payors. Accordingly, the recoupment amounts are reflected as a reduction of revenue in accordance with ASC 606-10-32-5 and 32-25.

The Company also considered Rule 5-02.20 of Regulation S-X, which indicates that companies should state separately, in the balance sheet or in a note thereto, any item in excess of 5 percent of total current liabilities. The Company refers the Staff to the table indicating the aggregate current and long-term portion of our accrual for reimbursement claims and settlements in Note 5, Balance Sheet Components on Page F-55 and its disclosure in Note 9, Commitments and Contingencies on Page F-60 of the amounts accrued by payor as of March 31, 2020.

U.S. Securities and Exchange Commission

June 4, 2020

In response to the Staff’s comment regarding the table of Contractual Obligations, the Company has revised its disclosure on page 109 to clarify that Other Long-Term Liabilities of $36,494,000 exclude the settlement accrual related to the agreement in principle reached with the Department of Justice and the State Attorneys General on March 31, 2020. The amount was excluded from contractual obligations as it is not yet subject to an executed written settlement agreement.

If you have any questions regarding the Amended Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Harry Stylli, Progenity, Inc.

Eric d’Esparbes, Progenity, Inc.

Clarke Neumann, Progenity, Inc.

Michelle Hodges, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

B. Shayne Kennedy, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Chris G. Geissinger, Latham & Watkins LLP

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